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                             August 21, 2020

       Jing Ju
       Chief Executive Officer
       Chindata Group Holdings Limited
       No. 47 Laiguangying East Road
       Chaoyang District, Beijing, 100012
       The People   s Republic of China

                                                        Re: Chindata Group
Holdings Limited
                                                            Amendment No. 3 to
Draft Registration Statement on Form F-1
                                                            Submitted August
17, 2020
                                                            CIK No. 0001807192

       Dear Mr. Ju:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form F-1

       Risk Factors
       "Our revenues are highly dependent on a limited number of major clients...", page 20

   1. We note your revised disclosures regarding the potential impact of the President's
                                                        Executive Order on your
ability to continue to conduct business with Bytedance. Given the significance of
this customer to your operations, please revise to include a separate risk factor for this
matter and include a discussion of the potential risks to your operations should
ByteDance's business be significantly impacted by such order regardless of whether
you are treated as a person or entity subject to U.S. jurisdiction under this order.
 Jing Ju
Chindata Group Holdings Limited
August 21, 2020
Page 2
Capitalization, page 76

2. Please revise the introductory bullet points to disclose the number of exercised Class B option shares that will vest upon effectiveness of this offering. Also, please confirm the holders' intent to exchange such shares for ordinary shares or alternatively tell us how you determined that inclusion of such shares in pro forma ordinary shares outstanding met the factually supportable criteria of Rule 11-02(b)(6) of Regulation S-X. Unaudited Pro Forma Condensed Combined Statement of Comprehensive Loss, page 96

3. Please include a pro forma statement of comprehensive loss and related notes as prepared in accordance with Article 11 of Regulation S-X to support the pro forma disclosures provided throughout this filing for the six months ended June 30, 2019.
Unaudited Interim Condensed Consolidated Balance Sheet as of June 30, 2020, page F-48

4. Please remove the issuance of ordinary shares in July and August 2020 from the pro forma
         presentation in shareholders    equity, or tell us how you determined
that the inclusion of
         this pro forma adjustment on the face of the historical financial statements is appropriate.
Notes to Consolidated Financial Statements
Note 9. Bank Loans, page F-61

5. There appears to be a significant increase in the secured long-term bank loans outstanding at December 31, 2019 compared to June 30, 2020. Please explain the source of such increase and revise to include a discussion of any new or amended loan agreements, the pertinent terms, covenants or any other significant changes to agreements since December
         31, 2019.
Note 11. Share-based payments, page F-62

6. Please revise to clarify the terms of the early exercise provisions available under your
       2019 Plan. Specifically address whether such plan includes repurchase provisions should the employee terminate their service prior to meeting the service or performance conditions. Also, clarify whether you have recorded a liability for such early exercises and LastNameJing
FirstName   disclose the balance
                            Ju of such liability at June 30, 2020.
Comapany
7.          NameChindata
       Please                Group Holdings
               disclose the exercise price andLimited
                                                fair value of the option grants
on January 8, 2020
       and  May  29, 2020,
August 21, 2020 Page 2      as well as the fair value the ISUs granted on May
29, 2020.
FirstName LastName
 Jing Ju
FirstName  LastNameJing
Chindata Group   Holdings Ju
                          Limited
Comapany
August  21, NameChindata
            2020           Group Holdings Limited
August
Page  3 21, 2020 Page 3
FirstName LastName
        You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten, Staff Attorney, at (202) 551-3447 or Kathleen Krebs, Special Counsel, at (202) 551-3350 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Technology
cc:      David Zhang, Esq.